China Rapid Finance Announces Changes in its Business Operations and Board of Directors, Reasons for Delay in Filing of its Annual Report and

Receipt of Continued Listing Letters from the NYSE

SHANGHAI, China – May 17, 2019 – China Rapid Finance Limited (NYSE: XRF) (the “Company”) today announced changes in its business operations and to its board of directors (the “Board”), acknowledged its inability to file its annual report on Form 20-F in a timely manner and noted the receipt of notices from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the NYSE’s continued listing standard with respect to both the minimum average share price and its failure to timely file the annual report.

Changes in Business Operations

The regulatory environment for the Company’s business continues to be challenging.  Chinese regulators have instructed P2P platforms nationwide to implement “triple reduction,” which includes (i) reducing outstanding loan balances, (ii) reducing the number of lenders, and (iii) reducing the number of borrowers.   The Company recently received a notice requesting changes to the Company’s business practices in order to be in full compliance with regulatory requirements set forth in Circular 175. These events may have a negative impact on the company’s financial performance. As a result of these developments, fewer new lenders are joining the Company’s marketplace platform than are exiting.  In addition, the Company has informed the lenders on its platform  that it is transitioning from a “full redemption when due” repayment structure to a monthly payment plan due to insufficient demand for loan products as a result of the uncertain regulatory environment and other factors.  This means that these lenders must rely on borrowers’ monthly payment against their investments in accordance with the contractual arrangement the Company has with its lenders. An exchange has also been established by the Company for those investors that prefer to sell their loans; however, the Company provides no guarantees that investors will be able to sell their loans and at what price they will be able to sell them.

The Company will continue to operate its marketplace lending platform and will concentrate on institutions as the primary funding source.  The Company has also significantly downsized all parts of its operations relating to retail marketplace lending, other than collections.

Going forward, the Company plans to focus on facilitating loans through its micro credit company and continue to market its decision science software to banks and other credit intermediaries.  The Company is also evaluating certain strategic opportunities and fund-raising options for the future of its business, in light of the current regulatory environment. Russell Krauss, Vice-Chairman and Co-CEO of the Company has transitioned his day-to-day responsibilities to focus on strategic alternatives for the Company.

Changes to Board of Directors

Effective April 12, 2019, the Board has appointed Mr. Edward Yan as an independent director and Chair of the Audit Committee and has also appointed Chief Financial Officer Mr. Steven Foo to the Board as an executive director. Mr. Zhou Ji’an resigned from the Board for personal reasons effective April 29, 2019.

Delay in the Filing of the Annual Report on Form 20-F for the Year Ended December 31, 2018 (the “Annual Report”)

On April 30, 2019, the Company filed a Form 12b-25 to extend the deadline for the timely filing of the Annual Report.  The Company has been unable to file the Annual Report by the extended deadline of May 15, 2019, and is therefore not in compliance with the continued listing requirements under the timely filing criteria established in Section 802.01E of the NYSE Listed Company Manual.  On May 16, 2019, the Company received a notice from the NYSE noting such non-compliance.

This delay is the result of the recent change in the Company’s finance department personnel, including the Chief Financial Officer, as well as the need to resolve issues relating to, among others, consolidation of a VIE entity’s financial statements and other prior period adjustments that will likely result in the need to restate prior period financial statements.  In particular, the Company expects that it will need to restate its quarterly results for the three months ended March 31, 2018, June 30, 2018 and September 30, 2018 that had previously been announced, and such results should not be relied upon by investors. The prior period adjustments are expected to relate to (i) accounting treatment on transition from the previous Safeguard Program to the loyalty incentive program for lifestyle loan in February 2018 (i.e., recognition of the termination of the previous Safeguard Program, and recognition of the new loyalty incentive program as refund liability), (ii) recognition of lenders' virtual accounts’ funds held in custodian banks as restricted cash on balance sheet, which were previously treated as off-balance sheet items, (iii) accounting for coupon expenses paid to investors as a deduction of revenue instead of sales and marketing expenses, and (iv) consolidation of a VIE entity since the second half of 2018.

In accordance with NYSE rules, the Company will have six months from the required filing due date to comply with the NYSE listing standards (which period may be extended at the discretion of the NYSE). The Company can regain compliance at any time during this six-month period by filing the Annual Report.  In the interim, the Company’s American Depositary Shares (“ADSs”) will continue to trade on the NYSE, subject to compliance with other continued listing requirements, and to ongoing oversight by the NYSE.  The Company will continue to endeavor to file the Annual Report and restated quarterly reports for the periods noted above as soon as it is able to resolve the issues described above.

NYSE Notice of Non-Compliance with Continued Listing Standards

On May 8, 2019, the Company received a notice from the NYSE that the Company is not in compliance with the NYSE’s continued listing standard with respect to the minimum average share price required by the NYSE because the average closing price of its ADSs had fallen below $1.00 per share over a period of 30 consecutive trading days.

Under the NYSE standards, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance during the six-month cure period if on the last trading day of any calendar month during the period or on the last trading day of the period, the Company’s ADSs have a closing share price of at least $1.00 per share and an average closing share price of at least $1.00 per share over the previous 30 consecutive day trading period.

The Company intends to cure the price deficiency and return to compliance with the NYSE continued listing requirement within the applicable cure period. As required by the NYSE, the Company will notify the NYSE of its intent to cure. During this period, the Company’s ADSs will continue to be traded on the NYSE, subject to compliance with other continued NYSE listing requirements. The NYSE notification does not affect the Company's business operations or its Securities and Exchange Commission reporting requirements and does not conflict with or cause an event of default under any of the Company’s material agreements.

About China Rapid Finance Limited

China Rapid Finance (NYSE: XRF) is a leading fintech company that operates an award-winning microcredit company and one of China's largest online consumer finance marketplaces.  The Company enables affordable access to digital credit for one of the world's largest untapped consumer credit markets: China’s mobile-active consumers. The Company utilizes its proprietary, mobile-first technology to select consumers for its platform. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit industry experience in the U.S. and China. For more information, please visit http://ir.crfchina.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to file its Annual Report in a timely manner or regain compliance with NYSE continued listing standards, adjustments to prior period financial statements, unexpected difficulties in the Company’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, the Company’s products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where the Company provides products and services. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

The Blueshirt Group

Gary T. Dvorchak, CFA

gary@blueshirtgroup.com